Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Jurisdiction of Organization	Type of Subsidiary
First Midwest Bank	Illinois	State-Chartered Bank
Premier Asset Management LLC	Illinois	Limited Liability Company
Northern Oak Wealth Management, Inc.	Wisconsin	Corporation
First Midwest Capital Trust I	Delaware	Statutory Business Trust
Great Lakes Statutory Trust II	Delaware	Statutory Business Trust
Great Lakes Statutory Trust III	Delaware	Statutory Business Trust
Northern States Statutory Trust I	Delaware	Statutory Business Trust
Bridgeview Capital Trust II	Delaware	Statutory Business Trust
Bridgeview Statutory Trust I	Connecticut	Statutory Business Trust